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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

Levitt Corporation (LEV)
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

52742P108
(CUSIP Number)

Alan Fournier c/o Pennant Capital Management, LLC 26 Main Street, Suite 203 Chatham, NJ 07928
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52742P108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pennant Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

18,948,677

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER	[_]

18,948,677

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

18,948,677

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.91%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	52742P108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alan Fournier c/o Pennant Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

18,948,677

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER	[_]

18,948,677

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

18,948,677

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.91%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	52742P108

Item 1.	Security and Issuer.

The name of the issuer is Levitt Corporation, a Florida corporation (the "Issuer").  The address of the Issuer's offices is 2200 W. Cypress Creek Road, Fort Lauderdale, Florida 33309.  This schedule relates to the Issuer's Class A Common Stock, $0.01 par value (the "Shares")

Item 2.	Identity and Background.

(a-c, f)   This Schedule 13D is being filed by Pennant Capital Management, LLC, a Delaware limited liability company (the “Pennant Capital”), and Alan Fournier, a United States citizen (each a “Reporting Person” and collectively the “Reporting Persons”).  The principal business address of the Reporting Persons is 26 Main Street, Suite 203, Chatham, NJ 07928.  Pennant Capital serves as either the investment manager or the management company to Pennant Offshore Partners, Ltd., a Cayman Islands investment fund, Pennant Windward Fund, Ltd., a Cayman Islands investment fund,  Pennant Onshore Partners, LP, a Delaware investment fund,  Pennant Onshore Qualified, LP, a Delaware investment fund, Pennant Spinnaker Fund, L.P., a Delaware investment fund, and Pennant Windward Fund, L.P., a Delaware investment fund (each a “Fund” and collectively the “Funds”).  Mr. Fournier serves as the managing member of Pennant Capital and is primarily responsible for all investment decisions regarding each Fund’s investment portfolio.  The Shares reported herein are held in the portfolios of the Funds

(d)	Alan Fournier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Pennant Capital Management, LLC may be deemed to beneficially own 18,948,677 Shares.

As of the date hereof Alan Fournier may be deemed to beneficially own 18,948,677 Shares.

No borrowed funds were used to purchase the Shares reported herein, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting  Persons have acquired their Shares of the Issuer for  investment.  The Reporting  Persons  evaluate  their  investment in the Shares on a continual basis.  The Reporting  Persons have no plans or proposals as of the date of this filing  which,  other than as  expressly  set forth  below,  relate to, or would result  in,  any of the  actions  enumerated  in Item 4 of the  instructions  to Schedule 13D.

The  Reporting  Persons  reserve the right to be in contact  with members of the Issuer's  management,  the members of the  Issuer's  Board of  Directors,  other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders  of the Issuer,  or other  persons,  for a common purpose should it determine  to do so,  and/or to  recommend  courses  of  action to the  Issuer's management,  the Issuer's  Board of  Directors,  the Issuer's  shareholders  and others.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 18,948,677 Shares, or 19.91% of the Shares of the Issuer, based upon the 95,174,010 Shares outstanding as of October 1, 2007, according to a press release from the Issuer and its most recent Form 10-Q.

Pennant Capital Management, LLC shares the power to vote or direct the vote of 18,948,677 Shares to which this filing relates.
Pennant Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.
Pennant Capital Management, LLC shares the power to dispose or direct the disposition of the 18,948,677 Shares to which this filing relates.
Pennant Capital Management, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.
Pennant Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.
Alan Fournier shares the power to vote or direct the vote of 18,948,677 Shares to which this filing relates.

Alan Fournier has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

Alan Fournier shares the power to dispose or direct the disposition of the 18,948,677 Shares to which this filing relates.

Alan Fournier has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

Alan Fournier specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Shares reported herein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Funds were all effected in broker transactions as set forth on Schedule B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2007
(Date)

PENNANT CAPITAL MANAGEMENT, LLC*
/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member ALAN FOURNIER* /s/ Alan Fournier
Alan Fournier

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Class A Common Stock, par value $0.01 per share, of Levitt Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 22th day of October, 2007.

PENNANT CAPITAL MANAGEMENT, LLC*

/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member

ALAN FOURNIER*

/s/ Alan Fournier
Alan Fournier

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Exhibit B

TRANSACTIONS IN THE SHARES

Date of Transaction	Number of Shares Purchased/(Sold)	Price of Shares
8/29/07	52,800	2.07
8/30/07	20,100	2.09
10/5/07	(258,282)	3.43
10/8/07	(7,700)	3.42
10/10/07	19,647,120	2.00
10/10/07	(342,100)	2.7455
10/11/07	(174,200)	2.7923
10/12/07	(536,000)	2.50
10/12/07	(134,100)	2.4978
10/15/07	(300,000)	2.28
10/16/07	(438,600)	2.25
10/16/07	(70,000)	2.47
10/17/07	(1,300)	2.45

SK 03461 0004 820202